UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28629/February 25, 2009

_____
In the Matter of   :
                                     :
DIVIDEND CAPITAL GLOBAL REAL   :
   ESTATE FUND OF FUNDS, L.P.   :
518 17th St.   :
17th Floor   :
Denver, CO 80202   :
                                     :
(811-22074)   :
                                     :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Dividend Capital Global Real Estate Fund of Funds, L.P. filed
an application on December 31, 2008, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On January 30, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28610). The notice
gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, that
applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary